FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President


April 26, 2006


--------------------------------------------------------------------------------

                                  FLASH REPORT

                            Year ended March 31, 2006
          (Results for the Period from April 1, 2005 to March 31, 2006)
                        Three months ended March 31, 2006
         (Results for the Period from January 1, 2006 to March 31, 2006)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2006, 2005 and Year ending March 31, 2007 (Forecast)

                                                                                                     (Billions of yen)
-------------------------------------------------------------------------------------------- -------------------------
                                                     Year ended       Year ended     Change    Year ending     Change
                                                   March 31, 2006   March 31, 2005            March 31, 2007
                                                     (Results)         (Results)                (Forecast)
-------------------------------------------------------------------------------------------- -------------------------
   Domestic sales                                           972.0            972.9    -0.1%          1,000.0      2.9%
   Overseas sales                                           943.0            841.1    12.1%          1,050.0     11.3%
Net sales                                                 1,915.0          1,814.1     5.6%          2,050.0      7.0%
Gross profit                                                799.6            754.5     6.0%            850.0      6.3%
Operating income                                            152.0            135.5    12.2%            170.0     11.8%
Income before income taxes                                  156.1            135.3    15.4%            168.0      7.6%
Net income                                                   97.0             83.1    16.7%            106.0      9.2%
-------------------------------------------------------------------------------------------- -------------------------
Exchange rate (Yen/US$)                                    113.26           107.58     5.68           115.00      1.74
Exchange rate (Yen/EURO)                                   137.86           135.25     2.61           140.00      2.14
-------------------------------------------------------------------------------------------- -------------------------
Net income per share (yen)                                 132.33           112.64    19.69           145.29     12.96
-------------------------------------------------------------------------------------------- -------------------------
Return on equity (%)                                         10.6             10.0      0.6                -         -
Income before income taxes on total assets (%)                7.8              7.1      0.7                -         -
Income before income taxes on net sales (%)                   8.2              7.5      0.7              8.2       0.0
-------------------------------------------------------------------------------------------- -------------------------
Total assets                                              2,041.1          1,953.6     87.5                -         -
Shareholders' equity                                        960.2            862.9     97.2                -         -
Interest-bearing debt                                       381.2            410.0    -28.8                -         -
-------------------------------------------------------------------------------------------- -------------------------
Equity ratio (%)                                             47.0             44.2      2.8                -         -
-------------------------------------------------------------------------------------------- -------------------------
Shareholders' equity per share (yen)                     1,316.21         1,175.67   140.54                -         -
-------------------------------------------------------------------------------------------- -------------------------
Cash flows from operating activities                        176.8            132.7     44.0                -         -
Cash flows from investing activities                       -120.0            -96.1    -23.8                -         -
Cash flows from financing activities                        -59.9            -56.4     -3.5                -         -
Cash and cash equivalents at end of period                  187.0            186.8      0.1                -         -
-------------------------------------------------------------------------------------------- -------------------------
Capital expenditures                                        102.0             84.7     17.3             90.0     -12.0
Depreciation for tangible fixed assets                       67.4             66.7      0.6             69.0       1.5
R&D expenditures                                            110.3            110.4     -0.0            120.0       9.6
-------------------------------------------------------------------------------------------- -------------------------
Number of employees (Japan) (thousand people)                39.9             40.1     -0.2                -         -
Number of employees (Overseas) (thousand people)             36.2             35.0      1.2                -         -
-------------------------------------------------------------------------------------------- -------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2006 and 2005

                                                                                (Billions of yen)
-------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                   March 31, 2006       March 31, 2005     Change
-------------------------------------------------------------------------------------------------
   Domestic sales                                             260.2                272.4    -4.5%
   Overseas sales                                             256.0                221.8    15.4%
Net sales                                                     516.3                494.3     4.4%
Gross profit                                                  210.2                198.5     5.8%
Operating income                                               48.0                 39.0    23.0%
Income before income taxes                                     48.0                 40.6    18.3%
Net income                                                     31.1                 25.0    24.3%
-------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                      117.01               104.60   12.41
Exchange rate (Yen/EURO)                                     140.72               137.26    3.46
-------------------------------------------------------------------------------------------------
Net income per share (yen)                                    42.59                34.08    8.51
-------------------------------------------------------------------------------------------------
Return on equity (%)                                            3.3                  2.9     0.4
Income before income taxes on total assets (%)                  2.4                  2.1     0.3
Income before income taxes on net sales (%)                     9.3                  8.2     1.1
-------------------------------------------------------------------------------------------------
Capital expenditures                                           22.6                 25.9    -3.3
Depreciation for tangible fixed assets                         18.7                 18.7    -0.0
R&D expenditures                                               28.2                 30.8    -2.6
-------------------------------------------------------------------------------------------------

(3) Three months ending June 30, 2006 (Forecast) and Three months ended June 30, 2005

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                         Three months ending   Three months ended
                                            June 30, 2006         June 30, 2005     Change
                                              (Forecast)            (Results)
------------------------------------------------------------------------------------------
   Domestic sales                                      237.0                233.9     1.3%
   Overseas sales                                      236.0                218.9     7.8%
Net sales                                              473.0                452.9     4.4%
Gross profit                                           203.5                194.7     4.5%
Operating income                                        39.5                 37.2     5.9%
Income before income taxes                              39.0                 38.0     2.4%
Net income                                              28.3                 23.7    19.3%
------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               115.00               107.60    7.40
Exchange rate (Yen/EURO)                              140.00               135.55    4.45
------------------------------------------------------------------------------------------
Capital expenditures                                    21.0                 34.7   -13.7
Depreciation for tangible fixed assets                  16.0                 15.6     0.3
R&D expenditures                                        26.5                 25.5     0.9
------------------------------------------------------------------------------------------

(4) Half year ending September 30, 2006 (Forecast) and Half year ended September 30, 2005

                                                                        (Billions of yen)
-----------------------------------------------------------------------------------------
                                          Half year ending      Half year ended
                                         September 30, 2006   September 30, 2005   Change
                                             (Forecast)            (Results)
-----------------------------------------------------------------------------------------
   Domestic sales                                     487.0                480.9     1.3%
   Overseas sales                                     490.0                442.1    10.8%
Net sales                                             977.0                923.0     5.8%
Gross profit                                          411.0                388.2     5.9%
Operating income                                       73.0                 66.9     9.1%
Income before income taxes                             72.0                 69.4     3.7%
Net income                                             47.8                 42.8    11.5%
-----------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                              115.00               109.42    5.58
Exchange rate (Yen/EURO)                             140.00               135.67    4.33
-----------------------------------------------------------------------------------------
Capital expenditures                                   43.0                 58.1   -15.1
Depreciation for tangible fixed assets                 32.0                 31.1     0.8
R&D expenditures                                       58.0                 54.9     3.0
-----------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2006)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006, AT THE BOARD OF DIRECTORS' MEETING: APRIL 26, 2006

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2005 TO MARCH 31, 2006

(1) Operating Results

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2006   March 31, 2005
--------------------------------------------------------------------------------
Net sales                                             1,915,090        1,814,108
   (% change from the previous fiscal year)                 5.6              1.9
Operating income                                        152,014          135,506
   (% change from the previous fiscal year)                12.2             -9.7
Income before income taxes                              156,199          135,383
   (% change from the previous fiscal year)                15.4             -5.4
Net income                                               97,057           83,143
   (% change from the previous fiscal year)                16.7             -9.4
Net income per share-basic (yen)                         132.33           112.64
Net income per share-diluted (yen)                            -                -
--------------------------------------------------------------------------------

Notes:
i. Equity in income of affiliates: Yen 2,606 million (Yen 3,120 million in previous fiscal year)
ii. No change in accounting method have been made.
iii. Average number of shares outstanding (consolidated): 733,434,414 shares (738,160,042 shares in previous fiscal year)
iv. Percentage changes in net sales, operating income, income before income taxes, and net income based on the previous corresponding periods.
v. Net income per share is calculated as required by SFAS No. 128.

(2) Financial Position

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                 March 31, 2006   March 31, 2005
--------------------------------------------------------------------------------
Total assets                                          2,041,183        1,953,669
Shareholders' equity                                    960,245          862,998
Equity ratio (%)                                           47.0             44.2
Equity per share (yen)                                 1,316.21         1,175.67
--------------------------------------------------------------------------------

Note: Number of shares outstanding as of March 31, 2006: 729,552,274 shares (734,045,879 shares as of March 31, 2005)

(3) Cash Flows

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2006   March 31, 2005
--------------------------------------------------------------------------------
Cash flows from operating activities                    176,869          132,780
Cash flows from investing activities                   -120,065          -96,198
Cash flows from financing activities                    -59,989          -56,439
Cash and cash equivalents at end of period              187,055          186,857
--------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:

Number of consolidated subsidiaries: 259; nonconsolidated subsidiaries: 39; affiliated companies: 20

(5) Changes relating to the scale of consolidation and the application of the equity method:

Consolidated subsidiaries: 6 additions; 32 removals

Companies accounted for by the equity method: 3 removals

Note:
Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2006 TO MARCH 31, 2007

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                              Half year ending      Year ending
                                             September 30, 2006   March 31, 2007
--------------------------------------------------------------------------------
Net sales                                               977,000        2,050,000
Operating income                                         73,000          170,000
Income before income taxes                               72,000          168,000
Net income                                               47,800          106,000
--------------------------------------------------------------------------------
Note: Net income per share (Consolidated) 145.29 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2007. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 298 subsidiaries and 20 affiliates.

Their development, manufacturing, sales, and service activities center on Office Solution Business, Industry Business, and Other Business.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Office Solution Business]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production

   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
      Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
      Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.

   The Americas...Ricoh Electronics, Inc.

   Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.

   Other regions...Ricoh Asia Industry (Shenzhen) Ltd.,
      Shanghai Ricoh Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service

   Japan ...Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd.,
      Ricoh Sales Co., Ltd. Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., and 32 other sales companies nationwide, Ricoh Technosystems Co., Ltd.,
      Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.

   The Americas...Ricoh Corporation, Lanier Worldwide, Inc.

   Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd.,
      Ricoh France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., and
      NRG Group PLC

   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
      Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Industry Business]

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Production and Sales

   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
      Ricoh Microelectronics Co., Ltd.

   The Americas...Ricoh Electronics, Inc.

   Europe...Ricoh Industrie France S.A.S.

[Other Business]

Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Sales

  Ricoh Corporation, Ricoh Europe B.V.

Other

   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and
      Coca-Cola West Japan Co., Ltd. (affiliated company)

[Chart of Business System]

The chart of group position is omitted.

POLICIES

1.   Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our 15th medium-term management plan - which extends from April 2005 to March 2008 - features the following five basic management policies:

  1. Foster a "Vital and motivated culture" with high objectives and achieve them;
  2. Aim at "World No.1 manufacturer" through unique, competitive technology with leading-edge technologies;
  3. Provide customers with "Sensitivity to people's needs", "Sensitivity to the earth" and "Simplify knowledge creation";
  4. Invest smartly in growth areas and expand business foundation; and
  5. Innovate group management and maximize capital efficiency.


2.   Medium-Term Management Strategies

In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output(I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations.

In Office Solution Business, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

In Office Solution Business, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and expand gel jet printers to expand the business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform in order to promote document solution, which enables improved document workflow, and to capture a greater share of major customers, particularly major global accounts.

On the other hand, we will allocate greater business resources to promising businesses in the Industry Business. In addition, we will seek for greater business shares of both Office Solutions and Industry Business in emerging markets. As technological differentiation is the key to realizing customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

The following shows our achievements in the basic policies during this term.

In Office Solution Business, we have continuously introduced new multifunctional color printers and color laser printers in order to provide more comprehensive product line. During this term, we have increased our market share by launching various products: "imagio Neo C600Pro (sold overseas as Aficio Color 5560)", which is a new generation of multifunctional color printer and high-speed copy or print at 55 ppm(pages per minute); "imagio MP C3000/2500 series", which enable to produce higher images with better quality by utilizing Color PxP toner with Ricoh's own polymerization method and features high security functions such as protection to prevent unauthorized copying, which is the fastest in the industry of color printers; "imagio MP C1500", which targets low-end business printer market employing the Gel Jet technology.

Through these measures, the Ricoh Group obtained high market share in the major color copier markets in Japan, the Americas and Europe.

In the high-end production printing market, we have released new 4 models including "IPSiO SP 9500Pro (sold overseas as EMP156)", which is a printer for main systems and actualizes high-speed printing at 156 ppm with high durability. This allowed us to have more comprehensive product line from center printers, which perform centralized printing of documents, to desktop printers, which perform distributed printing at each location. By combining those printers, we will provide efficient printing environment.

In the low-end business printer market, we have "IPSiO G series (sold overseas as Aficio G series)", which is a printer with Gel Jet technology aimed to replace other companies' black and white laser printers or inkjet printers. Because of its high speed output, high quality image with plain paper and low running cost, it received great reviews as a business printer, and we will continue to promote creating such products of high value-added in the future.

As for the promoting our printing solution, we have developed business on a global scale by proposing TCO reduction solutions utilizing copiers and printers together and earning high reputation for our worldwide support and services. In addition, in developing document solution in order to improve workflow, we have provided software tools to link multifunctional printers with host systems, improved the support structure of technology centers to propose the optimum environment and support the introduction for those systems in Japan, the Americas and Europe, and strengthened the sales structures for solutions.

On the other hand, we have promoted allocation of management resources on promising markets and businesses in the area of industry. The example for this is the establishment of a thermal paper production and sales company in China. Furthermore, we have continued priority investment during this term to achieve growth strategies and to improve revenue base.

In sales and services, we have integrated the maintenance service department of domestic sales companies to Ricoh Technosystems Co., Ltd. in order to improve the system to enhance contacts with customers and to strengthen abilities to provide solutions. As for development, Ebina Technology Center was established to consolidate all the functions of forefront color products from the development of elemental technology, to designing, to preparing the production and to evaluation of the products. This center allows us to enhance the cross-functional development structure and to further improve the development efficiency.

3.   Challenges

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary service. The competition has also intensified in the transition to color and in solutions marketing. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

In creating customer value, it is important that we forecast customer needs and improve our products and services to meet these needs. To this end, we will increase the scope of CS (Customer Satisfaction) management, in which we aggressively cultivate new values by more than ever placing ourselves in the shoes of our customers. We will also continue to boost our technical ability to materialize products and services that provide new values.

Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency. In addition, we will make sure that our priority investment for the group's growth up to now contributes to the company's earnings and will work towards strengthening business foundation further.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

4.   Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

5.   Concept and Policy of Reducing the Trading Unit

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

6.   Parent Information

Description is omitted since there is no parent company.

PERFORMANCE
*Overview

The Ricoh Group's consolidated net sales for the fiscal 2006 (extending from April 1, 2005 to March 31, 2006) increased 5.6% from the previous corresponding period to Yen 1,915.0 billion. This marks the twelfth consecutive year of year-on-year revenue growth. During this period, the average yen exchange rates were at Yen 113.26 against the U.S. dollar (down Yen 5.68) and Yen 137.86 against the euro (down Yen 2.61). Accordingly, the sales would have increased by 3.8% excluding the effects of such foreign currency fluctuations.

As for sales, domestic sales of Imaging Solution increased by 3.8% from the previous corresponding period. This was primarily due to the continuous increase in sales of digital PPCs(pain paper copiers), MFPs (multifunctional printers) and laser printers - especially color products. On the other hand, sales of personal computers and PC servers, optical equipments, which were in sluggish demand, and some of Other Business decreased. As a result, domestic sales decreased by 0.1% from the previous corresponding period to Yen 972.0 billion.

Overseas sales of Imaging Solution increased. Influenced by the depreciation of the yen, the sales of Imaging Solution increased by 12.1% from the previous corresponding period. In the Americas, the increase in sales was largely driven by sales digital PPCs, color PPCs, MFPs and laser printers had good result. In Europe and Other, the sales of these products also increased. The increase in sales of the Industry Business was due to the recovery of demand for semiconductor, which was offset by a decrease in the optical discs business as we withdrew from a part of the business during the previous fiscal year. As a result, overseas net sales increased by 12.1% from the previous corresponding period to Yen 943.0 billion. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 8.2% from the previous corresponding period.

Gross profit increased by 6.0% from the previous corresponding period to Yen
799.6 billion. This increase was primarily due to the effect of new launched products, increased sales of value-added high-margin products such as MFPs and laser printers, a completed cost management system from the product development stage and successful implementation of effective cost-cutting activities for logistics, manufacturing and so on.

Selling, general and administrative expenses increased by 4.6% from the previous corresponding period to Yen 647.5 billion.

This consisted of strategic expenses as follows: R&D expenses (Yen 110.3 billion, 5.8% compared to the sales) including new product developments, increased sales expenses accompanying the increased sales; integration of headquarters operations and domestic R&D bases; enhanced sales and marketing structure overseas; expenses on Information Technologies for the core operating system development in Japan, overseas and so on.

As a result, operating income increased by 12.2% from the previous corresponding period to Yen 152.0 billion.

In the other (income) expenses, we had financial improvement and an increase in gain from foreign exchange. As a result, income before income taxes increased 15.4% from the previous corresponding period to Yen 156.1 billion.

Income taxes were affected by tax exemption of R&D expenses and expenditures for Information Technologies.

As a result, net income for the period increased by 16.7% to Yen 97.0 billion, recording the best net income.

The operating results of business segments are as follows. For Office Solution Business, the operating income increased from the previous corresponding period. This is due to the increased net sales of the Imaging Solution, which is our core business, the effects of new launched products, and the cost reducing activities, covering the strategic expenses mentioned above. For Industry Business, the semiconductor business seems to be recovering; however, the operating income decreased due to the decrease in demand of optical equipment business and countermeasures taken for quality improvement in the measuring equipments business. In Other Business, the financing business performed well. The optical discs business, which has withdrawn from a part of the business during the previous corresponding period, improved performance, and consequently the operating income increased from the previous corresponding period.

With regard to the states of geographic segments, the operating profit in Europe decreased due to the realignment and enhancement of its sales structure. However, because the sales increased due to the effect of new products mentioned above and improved productivity, the strategic expenses were covered and the operating income in Japan, the Americas and Other increased.

In terms of assets, the increase in finance receivables and increase in tangible fixed assets in Japan resulted in the increase of total assets by Yen 87.5 billion from the end of the previous corresponding period to Yen 2,041.1 billion. The interest-bearing liabilities decreased due to the enhancement of cash management in each area: Japan, the Americas and Europe. The shareholders' equity increased by Yen 97.2 billion from the end of the previous corresponding period to Yen 960.2 billion. The equity ratio improved 2.8 points to 47.0% compared to the previous corresponding period.

Year-end cash dividend are proposed Yen 12.00 per share, and which combined with the interim dividend of Yen 12.00, total dividend for the current fiscal year 2006 will be Yen 24.00.

[Graph 1] Consolidated sales by product line

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Conditions by Product Line

Office Solution Business (Sales up 6.9% to Yen 1,637.2 billion)
---------------------------------------------------------------

The sales of color PPCs, MFPs and laser printers in Japan and overseas increased. We responded to our customers needs to improve or upgrade the technology used in their business, which are accompanied by the advancement of digitalized and networked and computerized information, coloration and massive quantities. In order to support the efficient and effective management of customers' TDV (total document volume), the Ricoh Group is promoting the optimization of the customers' total printing cost. Although the sales of personal computers and PC servers decreased, net sales in the Office Solution Business increased by 6.9% from the previous corresponding period to Yen 1,637.2 billion.

     Imaging Solution (Sales up 8.6% to Yen 1,446.6 billion)
     -------------------------------------------------------

     Although domestic sales of digital PPCs decreased due primarily to a shift in customers needs to MFPs from stand-alone products, overseas sales of digital PPCs continued performing well. The sales of color PPCs increased in Japan and overseas by our effort to continuous offer of new product lineups.

     As for MFPs, the following new product lineups were offered in response to customers needs for high speed, networking and coloration, resulting in the continuous sales increase.

     MFPs: Imagio Neo 353/453 series, Imagio MP6000/7500 series in Japan Aficio 3035/3045 series, Aficio 2016/2020 series overseas

     Color MFPs: Imagio Neo C355it/C455it series, Imagio MPC2500/3000 in Japan
                 Aficio 3235C/3245C series, Aficio 3260C overseas

     The sales of laser printers continued to increase in Japan and overseas. As a result, sales in this category increased by 8.6%.

     Network System Solution (Sales down 4.3% to Yen 190.5 billion)
     --------------------------------------------------------------

     The sales of Solution Business such as support and service continue to increase both in Japan and overseas due to our successful promotion of optimizing the customers' total printing cost. However, the sales of personal computers and PC servers continue to decrease in Japan. As a result, the sales in this category decreased by 4.3% from the previous corresponding period to Yen 190.5 billion.

Industry Business (Sales up 1.0% to Yen 120.6 billion)
------------------------------------------------------

Net sales in the Industry Business increased by 1.0%, as compared to the previous corresponding period to Yen 120.6 billion. The sales of thermal business and electric component business increased and the demand for semiconductor products is recovering; however, the sales of optical equipment business decreased due to a sluggish demand.

Other Business (Sales down 3.7% to Yen 157.2 billion)
-----------------------------------------------------

The digital camera business performed well. During the previous corresponding period, the withdrawal from the self-developed drive business and its key-module/parts business in optical discs business was executed; therefore, its sales for this period decreased especially overseas. There was a sale of non-core business subsidiary in Japan. As a result, sales in this segment decreased by 3.7% from the previous corresponding period to Yen 157.2 billion.

[Graph 2] Consolidated sales by product line

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Sales down 0.1% to Yen 972.0 billion)
--------------------------------------------

As for the economy in Japan, the stock market, capital investment and corporate performance show a recovery; however, it was affected by the escalating prices of materials and crude oil and overall demand in the market was below our expectations. In Office Solution Business, the sales of Imaging Solution, including color PPCs, MFPs and laser printers, and solution business, such as support and service, increased due to the implementation of the product and sales strategies to meet our customers needs. This increase in sales was offset by the decreased sales of the stand-alone products due to the transition to MFPs and color products and personal computers and PC servers. The sales in the Office Solution Business increased by 1.3% from the previous corresponding period.

The sales of Industry Business decreased from the previous corresponding period due to the lower demand in optical equipment business and the sale of non-core business subsidiary. As a result, the sales in Japan decreased by 0.1% from the previous corresponding period to Yen 972.0 billion.

The Americas (Sales up 19.0% to Yen 387.4 billion)
--------------------------------------------------

The economy in the Americas continues good condition even though they were repeatedly affected by hurricanes. However, the competition in the market is becoming more intense. In such conditions, we focused on expanding our sales of MFPs and laser printers, which meet the change of customers needs for color PPCs, networked, coloration and high speed, utilizing the improved and enhanced sales to major accounts. As a result, the sales in the Americas increased by 19.0% from the previous corresponding period to Yen 387.4 billion. Excluding the effects of the depreciation of the yen to dollar, the sales in the Americas would have increased by 13.0% from the previous corresponding period.

Europe (Sales up 6.3% to Yen 434.8 billion)
-------------------------------------------

The economy in Europe was relatively stable, however, the competition in each country's market is intensifying. Under such circumstance, our sales of MFPs and laser printers increased and we maintain the first place in terms of market share in the sales of office machines in Europe. Influenced by the effects of the depreciation of the yen to euro, the sales in Europe would have increased by 6.3% from the previous corresponding period to Yen 434.8 billion.

Others (Sales up 13.3% to Yen 120.8 billion)
--------------------------------------------

In other regions including China and Asian countries, the need for coloration and MFPs for office equipment are accelerating. Our MFPs and laser printers, which meet such customers needs, increased their sales. Additionally, the demand for semiconductor recovered. As a result, the sales in Others increased by 13.3% to from the previous corresponding period Yen 120.8 billion.

[Graph 3] Consolidated sales by geographic area

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment
----------------

Office Solution Business
------------------------

As measures to realize Ricoh Group's core strategies, namely, (1) BC conversion, replacing monochrome products with color models, (2) Increase sales of high-speed models, and (3) Provision of printing solutions, we have enhanced the sales structure in Japan and overseas, released a series of high value-added products with document functionality ranging from input/output to sharing and management, and endeavored to expand their sales. Accordingly, sales of color PPCs and MFPs and laser printers increased both in Japan and overseas. As a result, sale of the Office Solution Business increased by 6.9% from the previous corresponding period to Yen 1,637.2 billion.

In terms of operating expenses, there was strategic spending such as investment in research and development on main products, IT investment of core operating system development, enhancement of overseas sales and marketing structure, and improvement of systems at headquarters and domestic R&D bases. On the other hand, complete cost management system from the product development stage and successful implementation of effective cost-cutting activities for logistics, manufacturing resulted in the increase in operating income by 3.4% to Yen 202.9 billion from the previous corresponding period.

Capital investment increased from the previous corresponding period due primarily to investment in R&D facilities such as the Technology Center in Ebina, Kanagawa Prefecture, in order to improve MFPs and printers, integration and transferring of operations at headquarters, new plant for producing high quality, heavy-duty and eco-friendly toner, and reinforcing production line for new products.

Total assets increased from the previous corresponding period due primarily to an increase in fixed assets for above-mentioned capital expenditures and lease receivables from the sales increase.

Industry Business
-----------------

Sales of semiconductor business were flagging from the effect of demand cycle; however, its demand is recovering and the sales of thermal business and electronic component business showed steady increase. Sales decreased in the optical equipments due to the sluggish demand. As a result, total sales of Industry Business increased by 1.1% from the previous corresponding period to Yen 123.2 billion.

Operating income decreased from the previous corresponding period due to decline in productivity of the optical equipment business and countermeasures taken for quality improvements in the measuring equipment business.

Other Business
--------------

The digital camera business performed well. During the previous corresponding period, the withdrawal from the self-developed drive business and its key-module/parts business in the optical discs business was executed; therefore, its sales for this period decreased. There were sales of non-core business subsidiary in Japan. As a result, sales in this segment decreased by 3.7% from the previous corresponding period to Yen 157.2 billion.

Operating income increased from the previous corresponding period due to almost completion of the above-mentioned withdrawal. Total assets decreased from the previous corresponding period.

                                                                    (Billions of yen)
-------------------------------------------------------------------------------------
                                         Year ended
                                     September 30, 2005     Year ended     Change (%)
                                       March 31, 2006     March 31, 2005
-------------------------------------------------------------------------------------
Office Solution Business:
   Net sales                                    1,637.2          1,531.4          6.9
   Operating income                               202.9            196.3          3.4
      Operating income on sales(%)                 12.4             12.8    -0.4point
   Identifiable assets                          1,426.6          1,358.1          5.0
   Capital expenditures                            90.3             70.6         28.0
   Depreciation                                    57.3             53.4          7.3
-------------------------------------------------------------------------------------
Industry Business:
   Net sales                                      123.2            121.9          1.1
   Operating income                                -0.9              0.0            -
      Operating income on sales(%)                 -0.7              0.0    -0.7point
   Identifiable assets                             84.5             72.4         16.8
   Capital expenditures                             7.4              8.5        -12.4
   Depreciation                                     6.6              7.4        -11.0
-------------------------------------------------------------------------------------
Other Business:
   Net sales                                      157.2            163.2         -3.7
   Operating income                                 6.1             -4.1            -
      Operating income on sales(%)                  3.9             -2.5    6.4points
   Identifiable assets                            114.9            125.2         -8.3
   Capital expenditures                             2.3              3.4        -31.4
   Depreciation                                     2.3              2.6        -10.6
-------------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

In the Office Solution Business, the overall demand fell below our expectations which made the competition even more severe. Under such circumstances, we have pursued the aggressive marketing strategies and the BC (black-color) conversion strategies, and succeeded in increasing the sales of MFPs and laser printers in Japan and exports to overseas markets. As a result, sales in Japan increased 1.8% from the previous corresponding period to Yen 1,411.8 billion. In addition to the effect of the increased sales, we implemented the transition to high value-added products and cost-cutting activities such as SCM (supply chain management), which compensated the following strategic expenses: R&D expenses for the future, realignment of the domestic headquarters and the R&D bases operations and IT investments, mainly for development of the mission-critical system. As a result, the operating income increased by 12.7% from the previous corresponding period to Yen 99.2 billion.

The Americas
------------

We saw effects of the strategies deployed to increase the sales of digital PPCs, color PPCs, MFPs and laser printers, and to step up sales to major accounts through the sales channels that we have improved and reinforced over the years. Sales in the Americas increased by 19.0% from the previous corresponding period to Yen 393.3 billion. Operating income increased by 10.6% from the previous corresponding period to Yen 15.2 billion as a result of the increased sales of those high value-added products and the yen's depreciation against the US dollar.

Europe
------

The sales of Imaging Solution Business, which is our main business, grew in every country and company in Europe. We continue to hold the first place in terms of market share in the sales of office machines in Europe. As a result, sales in Europe increased by 5.6 % from the previous corresponding period to Yen
438.7 billion. Operating income decreased by 12.1% from the previous corresponding period to Yen 21.4 billion due to the nonrecurring expenses for redevelopment of the bought-out sales channels for the future.

Other
-----

The accelerated demand shift of office equipment to coloration and network in China, other part of Asia and Oceania, the sales of imaging solution equipment increased. The export from the manufacturing base in China keeps increasing. As a result, sales in the Other increased by 15.1% from the previous corresponding period to Yen 200.2 billion. As we have maintained high productivity to accommodate the need for increased supply around the world, operating income increased by 26.0% from the previous corresponding period to Yen 15.0 billion.

[Graph 4] Geographic segment information

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4.

* Financial Position

(1) Assets, Liabilities, and Shareholders' Equity at Year-End

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                        March 31, 2006   March 31, 2005   Change
--------------------------------------------------------------------------------
Total Assets                                2,041.1          1,953.6        87.5
Shareholders' Equity                          960.2            862.9        97.2
Equity Ratio                                  47.0%            44.2%   2.8points
--------------------------------------------------------------------------------

Assets, trade receivables and inventories increased along with the sales growth, primarily overseas, Yen 9.9 billion to Yen 630.5 billion and Yen 1.8 billion to Yen 169.2 billion, respectively, from the end of the previous period. Tangible fixed assets increased Yen 20.8 billion to Yen 268.2 billion, while finance receivables increased Yen 23.4 billion to Yen 415.4 billion, due to increase of domestic sales. Other investments increased Yen 29.3 billion to Yen 313.9 billion as a result of recognizing intangible fixed assets. Consequently, total assets increased Yen 87.5 billion to Yen 2,041.1 billion.

As for Liabilities, trade payables increased Yen 2.6 billion to Yen 339.1 billion. Interest-bearing debt decreased Yen 28.8 billion to Yen 381.2 billion as a result of effective cash management in Ricoh group. In addition, other current liabilities increased Yen 7.7 billion to Yen 159.2 billion as a result of increased tax reserve. Accrued pension and severance costs increased Yen 4.3 billion to Yen 97.0 billion. As a result, total liabilities decreased Yen 11.4 billion to Yen 1,028.0 billion.

In Shareholders' Investment, there was no major change in common stock or additional paid-in capital. Retained earnings increased Yen 80.8 billion to Yen
665.3. Accumulated other comprehensive income increased Yen 26.0 billion and treasury stock increased Yen 9.5 billion. As a result, total shareholders' equity increased by Yen 97.2 billion to Yen 960.2 billion.

(2) Cash Flows

                                                                    (Billions of yen)
-------------------------------------------------------------------------------------
                                               Year ended       Year ended     Change
                                             March 31, 2006   March 31, 2005
-------------------------------------------------------------------------------------
Cash flows from operating activities                  176.8            132.7     44.0
Cash flows from investing activities                 -120.0            -96.1    -23.8
Cash flows from financing activities                  -59.9            -56.4     -3.5
Cash and Cash Equivalents at end of period            187.0            186.8      0.1
-------------------------------------------------------------------------------------

Net cash provided by operating activities increased by Yen 44.0 billion from the end of the previous corresponding period, to Yen 176.8 billion. It was a result of the fact that net income and depreciation increased and the fact that the decrease of trade receivables and inventories compensated for the increase of finance receivables due to the sales growth.

Net cash used in investing activities increased by Yen 23.8 billion from the end of the previous corresponding period, to Yen 120.0 billion, due primarily to capital investments to reinforce production lines for new products and to redevelop the headquarters operations and the R&D bases.

As a result, free cash flow generated by operating activities and investment activities increased Yen 20.2 billion from the previous corresponding period to Yen 56.8 billion.

Outgoing cash flow was incurred for reducing interest-bearing debt by encouraging financing between group companies, Yen 16.1 billion for payment of dividends, and Yen 10.6 billion for acquisition of treasury stock. As a result, the net cash used in financing activities amounted to Yen 59.9 billion.

As a result of the above, the ending balance of cash and cash equivalents increased Yen 0.1 billion from the end of the previous corresponding period to Yen 187.0 billion.

(3) Cash Flow Indices

---------------------------------------------------------------------------------------------------------------------------------
                                                Year ended       Year ended       Year ended       Year ended       Year ended
                                              March 31, 2002   March 31, 2003   March 31, 2004   March 31, 2005   March 31, 2006
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                     34.5%            34.9%            42.9%            44.2%            47.0%
Market capitalization / Total assets                    95.6%            73.0%            85.3%            69.1%            82.2%
Interest bearing debt / Operating cash flow              5.3              2.6              2.8              3.1              2.2
Operating cash flow / Interest expense                  12.8             27.1             29.3             28.3             33.7
---------------------------------------------------------------------------------------------------------------------------------

Notes:

i. All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

* Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2007
----------------------------------------------------------------------

To see the domestic aspects of the fiscal year 2007 (extending from April 1, 2006 to March 31, 2007), we see recovery in the stock market, corporate performance and capital investment. In consideration of such circumstances, we can say Japan has entered a stage for full-fledged economic recovery. The overseas economic situation, on the other hand, is stable at the moment, but there are political and economic concerns in some countries.

In the market environment surrounding Ricoh Group, our customers needs have become increasingly diversified, and we cannot satisfy them all merely by providing particular products and services. Additionally, the competition for colorization and other solutions is severe. Recognizing such drastic changes in the market environment, we consider such market conditions as a great opportunity to increase profits, and will give full play to our ability and strength to cope with such changes, setting our target areas and creating new value, and provide products and services that satisfy customers needs ahead of other competitors.

Based on such consideration, we chose three target areas to contribute to our growth in the 15th Medium-term management plan begun in fiscal year 2006; printing, the emerging markets, and the industrial area. The Ricoh Group must strengthen its competitive edge by creating new value and developing highly efficient management if it is to grow and develop in those areas.

We aim to increase profitability of each business area by raising process efficiency through structural reforms and improve our management efficiency by selecting and focusing our businesses. We will aggressively invest profits for our future growth and technology enhancement in order to enhance the sales and profits and further increase our corporate value.

To lead such approaches to actual business results, we have continued investments in the research and development as well as in the redevelopment of bases and systems. We believe such investments will enable us to provide the market with cost-effective products and customers usability more than ever, and to develop various activities that ensure contribution to our profit.

Our performance forecast for fiscal year 2007 is as follows:

Exchange Rate Assumptions for the full year ended March 31, 2007
US$ 1 = Yen 115.00 (Yen 113.26 in previous fiscal year)
EURO 1 = Yen 140.00 (Yen 137.86 in previous fiscal year)

                                                     (Billions of yen)
----------------------------------------------------------------------
                               Year ending      Year ended
                             March 31, 2007   March 31, 2006   Change
                               (Forecast)        (Results)
----------------------------------------------------------------------
   Domestic sales                   1,000.0            972.0      2.9%
   Overseas sales                   1,050.0            943.0     11.3%
Net sales                           2,050.0          1,915.0      7.0% (*1)
Gross profit                          850.0            799.6      6.3%
Operating income                      170.0            152.0     11.8%
Income before income taxes            168.0            156.1      7.6%
Net income                            106.0             97.0      9.2% (*2)
----------------------------------------------------------------------

Notes:

*1...Net sales would be thirteenth consecutive year of growth.
*2...Net income would reach record high.

* Ricoh bases the forecast estimates for the year ending March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME


(Three months ended March 31, 2006 and 2005)                                                  (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                    Three months ended   Three months ended
                                                      March 31, 2006       March 31, 2005       Change     %
---------------------------------------------------------------------------------------------------------------
Net sales                                                      516,300              494,306     21,994     4.4
Cost of sales                                                  306,096              295,712     10,384     3.5
      Percentage of net sales (%)                                 59.3                 59.8
Gross Profit                                                   210,204              198,594     11,610     5.8
      Percentage of net sales (%)                                 40.7                 40.2
Selling, general and administrative expenses                   162,183              159,555      2,628     1.6
      Percentage of net sales (%)                                 31.4                 32.3
Operating income                                                48,021               39,039      8,982    23.0
      Percentage of net sales (%)                                  9.3                  7.9
Other (income) expense
   Interest and dividend income                                    626                  809       -183   -22.6
      Percentage of net sales (%)                                  0.1                  0.2
   Interest expense                                              1,597                1,092        505    46.2
      Percentage of net sales (%)                                  0.3                  0.2
   Other, net                                                   -1,035               -1,902        867       -
      Percentage of net sales (%)                                 -0.2                 -0.3
Income before income taxes,
   equity income and minority interests                         48,085               40,658      7,427    18.3
      Percentage of net sales (%)                                  9.3                  8.2
Provision for income taxes                                      17,308               14,355      2,953    20.6
      Percentage of net sales (%)                                  3.4                  2.9
Minority interests in earnings of subsidiaries                     496                1,358       -862   -63.5
      Percentage of net sales (%)                                  0.0                  0.2
Equity in earnings of affiliates                                   909                  154        755   490.3
      Percentage of net sales (%)                                  0.1                  0.0
Net income                                                      31,190               25,099      6,091    24.3
      Percentage of net sales (%)                                  6.0                  5.1
---------------------------------------------------------------------------------------------------------------
         Reference : Exchange rate
            US$ 1                                           Yen 117.01           Yen 104.60
            EURO 1                                          Yen 140.72           Yen 137.26



(Year ended March 31, 2006 and 2005)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                      Year ended       Year ended
                                                    March 31, 2006   March 31, 2005      Change     %
-------------------------------------------------------------------------------------------------------
Net sales                                                1,915,090        1,814,108     100,982     5.6
Cost of sales                                            1,115,479        1,059,531      55,948     5.3
      Percentage of net sales (%)                             58.2             58.4
Gross Profit                                               799,611          754,577      45,034     6.0
      Percentage of net sales (%)                             41.8             41.6
Selling, general and administrative expenses               647,597          619,071      28,526     4.6
      Percentage of net sales (%)                             33.9             34.1
Operating income                                           152,014          135,506      16,508    12.2
      Percentage of net sales (%)                              7.9              7.5
Other (income) expense
   Interest and dividend income                              2,896            2,240         656    29.3
      Percentage of net sales (%)                              0.2              0.1
   Interest expense                                          5,242            4,684         558    11.9
      Percentage of net sales (%)                              0.3              0.3
   Other, net                                               -6,531           -2,321      -4,210       -
      Percentage of net sales (%)                             -0.4             -0.2
Income before income taxes,
   equity income and minority interests                    156,199          135,383      20,816    15.4
      Percentage of net sales (%)                              8.2              7.5
Provision for income taxes                                  57,563           50,634       6,929    13.7
      Percentage of net sales (%)                              3.0              2.8
Minority interests in earnings of subsidiaries               4,185            4,726        -541   -11.4
      Percentage of net sales (%)                              0.2              0.3
Equity in earnings of affiliates                             2,606            3,120        -514   -16.5
      Percentage of net sales (%)                              0.1              0.2
Net income                                                  97,057           83,143      13,914    16.7
      Percentage of net sales (%)                              5.1              4.6
-------------------------------------------------------------------------------------------------------
         Reference : Exchange rate
            US$ 1                                       Yen 113.26       Yen 107.58
            EURO 1                                      Yen 137.86       Yen 135.25

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY


(Three months ended March 31, 2006 and 2005)                             (Millions of yen)
------------------------------------------------------------------------------------------
                                   Three months ended   Three months ended
                                     March 31, 2006       March 31, 2005     Change     %
------------------------------------------------------------------------------------------
[Office Solution Business]
Imaging Solution Business                     386,298              355,169   31,129    8.8
   Percentage of net sales (%)                   74.8                 71.9
Network System Solution Business               56,663               61,671   -5,008   -8.1
   Percentage of net sales (%)                   11.0                 12.4
Total Office Solution Business                442,961              416,840   26,121    6.3
   Percentage of net sales (%)                   85.8                 84.3
------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                              32,462               34,557   -2,095   -6.1
   Percentage of net sales (%)                    6.3                  7.0
------------------------------------------------------------------------------------------
[Other Business]
Other Business                                 40,877               42,909   -2,032   -4.7
   Percentage of net sales (%)                    7.9                  8.7
------------------------------------------------------------------------------------------
Grand Total                                   516,300              494,306   21,994    4.4
   Percentage of net sales (%)                  100.0                100.0
------------------------------------------------------------------------------------------
      Reference: Exchange rate
         US$ 1                             Yen 117.01           Yen 104.60
         EURO 1                            Yen 140.72           Yen 137.26



(Year ended March 31, 2006 and 2005)                              (Millions of yen)
-----------------------------------------------------------------------------------
                                     Year ended       Year ended
                                   March 31, 2006   March 31, 2005    Change     %
-----------------------------------------------------------------------------------
[Office Solution Business]
Imaging Solution Business               1,446,635        1,332,299   114,336    8.6
   Percentage of net sales (%)               75.5             73.4
Network System Solution Business          190,593          199,129    -8,536   -4.3
   Percentage of net sales (%)               10.0             11.0
Total Office Solution Business          1,637,228        1,531,428   105,800    6.9
   Percentage of net sales (%)               85.5             84.4
-----------------------------------------------------------------------------------
[Industry Business]
Industry Business                         120,636          119,408     1,228    1.0
   Percentage of net sales (%)                6.3              6.6
-----------------------------------------------------------------------------------
[Other Business]
Other Business                            157,226          163,272    -6,046   -3.7
   Percentage of net sales (%)                8.2              9.0
-----------------------------------------------------------------------------------
Grand Total                             1,915,090        1,814,108   100,982    5.6
   Percentage of net sales (%)              100.0            100.0
-----------------------------------------------------------------------------------
      Reference: Exchange rate
         US$ 1                         Yen 113.26       Yen 107.58
         EURO 1                        Yen 137.86       Yen 135.25

Note: Effective from this financial period, our business segments are reclassified into three categories, "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

Each category includes the following product line:

Imaging Solution Business          Digital PPCs, color PPCs, digital
                                   duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solution Business   Personal computers, PC servers, network
                                   systems and network related software

Industry Business                  Thermal media, optical equipments,
                                   semiconductors, electronic component and measuring equipments

Other Business                     Optical discs and digital camera

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2006 and 2005)                                  (Millions of yen)
-----------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                         March 31, 2006       March 31, 2005      Change     %
-----------------------------------------------------------------------------------------------
[Domestic]                                        260,274              272,478   -12,204   -4.5
   Percentage of net sales (%)                       50.4                 55.1
[Overseas]                                        256,026              221,828    34,198   15.4
   Percentage of net sales (%)                       49.6                 44.9
      The Americas                                105,321               86,021    19,300   22.4
         Percentage of net sales (%)                 20.4                 17.4
      Europe                                      118,292              108,309     9,983    9.2
         Percentage of net sales (%)                 22.9                 21.9
      Other                                        32,413               27,498     4,915   17.9
         Percentage of net sales (%)                  6.3                  5.6
Grand Total                                       516,300              494,306    21,994    4.4
   Percentage of net sales (%)                      100.0                100.0
------------------------------------------------------------------------------------------------
            Reference: Exchange rate
               US$ 1                           Yen 117.01           Yen 104.60
               EURO 1                          Yen 140.72           Yen 137.26


(Year ended March 31, 2006 and 2005)                                  (Millions of yen)
---------------------------------------------------------------------------------------
                                         Year ended       Year ended
                                       March 31, 2006   March 31, 2005    Change     %
---------------------------------------------------------------------------------------
[Domestic]                                    972,076          972,975      -899   -0.1
   Percentage of net sales (%)                   50.8             53.6
[Overseas]                                    943,014          841,133   101,881   12.1
   Percentage of net sales (%)                   49.2             46.4
      The Americas                            387,412          325,597    61,815   19.0
         Percentage of net sales (%)             20.2             17.9
      Europe                                  434,800          408,906    25,894    6.3
         Percentage of net sales (%)             22.7             22.5
      Other                                   120,802          106,630    14,172   13.3
         Percentage of net sales (%)              6.3              6.0
Grand Total                                 1,915,090        1,814,108   100,982    5.6
   Percentage of net sales (%)                  100.0            100.0
---------------------------------------------------------------------------------------
            Reference: Exchange rate
               US$ 1                       Yen 113.26       Yen 107.58
               EURO 1                      Yen 137.86       Yen 135.25

3. CONSOLIDATED BALANCE SHEETS
(March 31, 2006 and 2005)

Assets                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2006   March 31, 2005             Change
------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                    188,525          188,311                214
   Trade receivables                                                         630,501          620,568              9,933
   Marketable securities                                                         162              138                 24
   Inventories                                                               169,245          167,365              1,880
   Other current assets                                                       55,110           53,365              1,745
Total Current Assets                                                       1,043,543        1,029,747             13,796
Fixed Assets
   Tangible fixed assets                                                     268,243          247,410             20,833
   Finance receivables                                                       415,435          391,947             23,488
   Other investments                                                         313,962          284,565             29,397
Total Fixed Assets                                                           997,640          923,922             73,718
------------------------------------------------------------------------------------------------------------------------
Total Assets                                                               2,041,183        1,953,669             87,514
------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                                 187,055          186,857
   Time deposits                                                               1,470            1,454

Liabilities and Shareholders' Investment                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2006   March 31, 2005             Change
------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                            339,152          336,499              2,653
   Short-term borrowings                                                     185,651          183,518              2,133
   Other current liabilities                                                 159,225          151,497              7,728
Total Current Liabilities                                                    684,028          671,514             12,514
Fixed Liabilities
   Long-term indebtedness                                                    195,626          226,567            -30,941
   Accrued pension and severance costs                                        97,020           92,672              4,348
   Other fixed liabilities                                                    51,374           48,767              2,607
Total Fixed Liabilities                                                      344,020          368,006            -23,986
------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                          1,028,048        1,039,520            -11,472
------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                             52,890           51,151              1,739
------------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                              135,364          135,364                  -
   Additional paid-in capital                                                186,450          186,551               -101
   Retained earnings                                                         665,394          584,515             80,879
   Accumulated other comprehensive income (loss)                               4,099          -21,963             26,062
   Treasury stock                                                            -31,062          -21,469             -9,593
Total Shareholders' Investment                                               960,245          862,998             97,247
------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                             2,041,183        1,953,669             87,514
------------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities               8,928            4,791              4,137
   Pension liability adjustments                                              -7,643          -14,652              7,009
   Net unrealized gains (losses) on derivative instruments                       157              117                 40
   Cumulative translation adjustments                                          2,657          -12,219             14,876

      Reference: Exchange rate                                        March 31, 2006   March 31, 2005
          US$ 1                                                           Yen 117.47       Yen 107.39
         EURO 1                                                           Yen 142.81       Yen 138.87

4. RETAINED EARNINGS

(Year ended March 31, 2006 and 2005)                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                                        Year ended       Year ended
                                                                      March 31, 2006   March 31, 2005
-----------------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                                        584,515          515,372
Adjustment for change of fiscal period on consolidated subsidiaries                -              777
Net income                                                                    97,057           83,143
Cash dividends                                                                16,178           14,777
Retained earnings (ending balance)                                           665,394          584,515
-----------------------------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2006 and 2005)                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                             Year ended       Year ended
                                                                           March 31, 2006   March 31, 2005
----------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                                                   97,057           83,143
   2. Adjustments to reconcile net income to net cash
      provided by operating activities--
         Depreciation and amortization                                             84,460           78,201
         Equity in earnings of affiliates, net of dividends received               -1,431           -1,966
         Deferred income taxes                                                     -3,294           11,353
         Loss on disposal and sales of tangible fixed assets                          920            4,056
         Pension and severance costs, less payments                                 3,342            4,307
         Changes in assets and liabilities--
            (Increase)Decrease in trade receivables                                13,429          -26,429
            (Increase)Decrease in inventories                                       3,726          -12,885
            Increase in finance receivables                                       -30,029          -30,294
            (Decrease)Increase in trade payables                                   -4,495           27,276
            (Decrease)Increase in accrued income taxes and
               accrued expenses and other                                           2,497          -13,719
         Other, net                                                                10,687            9,737
----------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                      176,869          132,780
----------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of property, plant and equipment                          3,085              721
   2. Expenditures for tangible fixed assets                                     -101,793          -84,076
   3. Payments for purchases of available-for-sale securities                    -138,607          -79,431
   4. Proceeds from sales of available-for-sale securities                        141,620          118,120
   5. (Increase) decrease in time deposits, net                                        61             -511
   6. Acquisition of new subsidiaries, net of cash acquired                             -          -43,214
   7. Other, net                                                                  -24,431           -7,807
----------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                         -120,065          -96,198
----------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness                                         63,751           72,206
   2. Repayment of long-term indebtedness                                         -93,752          -60,613
   3. (Decrease)Increase in short-term borrowings, net                             39,618          -38,052
   4. Proceeds from issuance of long-term debt securities                          10,000           18,000
   5. Repayment of long-term debt securities                                      -52,000          -22,000
   6. Dividends paid                                                              -16,178          -14,793
   7. Payment for purchase of treasury stock                                      -10,653          -10,624
   8. Other, net                                                                     -775             -563
----------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                          -59,989          -56,439
----------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    3,383            1,200
----------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                               198          -18,657
----------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                186,857          203,039

VII. Adjustment for Change of Fiscal Period on Consolidated Subsidiaries                -            2,475
----------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                  187,055          186,857
----------------------------------------------------------------------------------------------------------

6. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended March 31, 2006 and 2005)                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended   Three months ended
                                                                           March 31, 2006       March 31, 2005      Change      %
-----------------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
   Net sales:
      Unaffiliated customers                                                        442,961              416,840     26,121     6.3
      Intersegment                                                                        -                    -          -       -
      Total                                                                         442,961              416,840     26,121     6.3
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                               381,817              359,156     22,661     6.3
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                  61,144               57,684      3,460     6.0
      Operating income on sales in Office Solution Business (%)                        13.8                 13.8
-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
   Net sales:
      Unaffiliated customers                                                         32,462               34,557     -2,095    -6.1
      Intersegment                                                                      662                  644         18     2.8
      Total                                                                          33,124               35,201     -2,077    -5.9
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                                33,160               35,448     -2,288    -6.5
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                     -36                 -247        211       -
      Operating income on sales in Industry Business (%)                               -0.1                 -0.7
------------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
   Net sales:
      Unaffiliated customers                                                         40,877               42,909     -2,032    -4.7
      Intersegment                                                                        -                    -          -       -
      Total                                                                          40,877               42,909     -2,032    -4.7
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                                39,375               46,177     -6,802   -14.7
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                   1,502               -3,268      4,770       -
      Operating income on sales in Other Business (%)                                   3.7                 -7.6
-----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                                     -662                 -644        -18       -
      Total                                                                            -662                 -644        -18       -
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                                     -653                 -615        -38       -
      Corporate                                                                      14,580               15,101       -521       -
      Total                                                                          13,927               14,486       -559       -
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                 -14,589              -15,130        541       -
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                                        516,300              494,306     21,994     4.4
      Intersegment                                                                        -                    -          -       -
      Total                                                                         516,300              494,306     21,994     4.4
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                               468,279              455,267     13,012     2.9
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                  48,021               39,039      8,982    23.0
      Operating income on consolidated net sales (%)                                    9.3                  7.9
-----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                               (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           March 31, 2006       March 31, 2005      Change      %
-----------------------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                                       1,426,635            1,358,136     68,499     5.0
      Industry Business                                                              84,595               72,406     12,189    16.8
   Other Business                                                                   114,925              125,278    -10,353    -8.3
   Elimination                                                                       -2,088              -10,174      8,086       -
   Corporate assets                                                                 417,116              408,023      9,093     2.2
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                               2,041,183          1,953,669     87,514     4.5
-----------------------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended   Three months ended
                                                                           March 31, 2006       March 31, 2005      Change      %
-----------------------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                                          18,797               20,475     -1,678    -8.2
   Industry Business                                                                  2,258                3,015       -757   -25.1
   Other Business                                                                       666                1,734     -1,068   -61.6
   Corporate                                                                            903                  740        163    22.0
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                22,624               25,964     -3,340   -12.9
-----------------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended     Three months ended
                                                                           March 31, 2006         March 31, 2005    Change      %
-----------------------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                                          16,023                 13,864    2,159    15.6
      Industry Business                                                               1,732                  3,021   -1,289   -42.7
   Other Business                                                                       640                    837     -197   -23.5
   Corporate                                                                            332                  1,050     -718   -68.4
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                18,727                 18,772      -45    -0.2
-----------------------------------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segments are reclassified into three categories, "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

(Year ended March 31, 2006 and 2005)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    Year ended       Year ended      Change     %
                                                                  March 31, 2006   March 31, 2005
------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
   Net sales:
      Unaffiliated customers                                           1,637,228        1,531,428   105,800    6.9
      Intersegment                                                             -                -         -      -
      Total                                                            1,637,228        1,531,428   105,800    6.9
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  1,434,279        1,335,059    99,220    7.4
------------------------------------------------------------------------------------------------------------------
   Operating income                                                      202,949          196,369     6,580    3.4
      Operating income on sales in Office Solution Business (%)             12.4             12.8
------------------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
   Net sales:
      Unaffiliated customers                                             120,636          119,408     1,228    1.0
      Intersegment                                                         2,564            2,506        58    2.3
      Total                                                              123,200          121,914     1,286    1.1
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    124,108          121,872     2,236    1.8
------------------------------------------------------------------------------------------------------------------
   Operating income                                                         -908               42      -950      -
      Operating income on sales in Industry Business (%)                    -0.7              0.0
------------------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
   Net sales:
      Unaffiliated customers                                             157,226          163,272    -6,046   -3.7
      Intersegment                                                             -                -         -      -
      Total                                                              157,226          163,272    -6,046   -3.7
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    151,114          167,431   -16,317   -9.7
------------------------------------------------------------------------------------------------------------------
   Operating income                                                        6,112           -4,159    10,271      -
      Operating income on sales in Other Business (%)                        3.9             -2.5
------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                        -2,564           -2,506       -58      -
      Total                                                               -2,564           -2,506       -58      -
------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                        -2,594           -2,475      -119      -
      Corporate                                                           56,169           56,715      -546      -
      Total                                                               53,575           54,240      -665      -
------------------------------------------------------------------------------------------------------------------
   Operating income                                                      -56,139          -56,746       607      -
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                           1,915,090        1,814,108   100,982    5.6
      Intersegment                                                             -                -         -      -
      Total                                                            1,915,090        1,814,108   100,982    5.6
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  1,763,076        1,678,602    84,474    5.0
------------------------------------------------------------------------------------------------------------------
   Operating income                                                      152,014          135,506    16,508   12.2
      Operating income on consolidated net sales (%)                         7.9              7.5
------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                  March 31, 2006   March 31, 2005    Change     %
------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                            1,426,635        1,358,136    68,499    5.0
   Industry Business                                                      84,595           72,406    12,189   16.8
   Other Business                                                        114,925          125,278   -10,353   -8.3
   Elimination                                                            -2,088          -10,174     8,086      -
   Corporate assets                                                      417,116          408,023     9,093    2.2
------------------------------------------------------------------------------------------------------------------
Total                                                                  2,041,183        1,953,669    87,514    4.5
------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    Year ended       Year ended
                                                                  March 31, 2006   March 31, 2005   Change     %
------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                               90,383           70,638   19,745    28.0
   Industry Business                                                       7,451            8,509   -1,058   -12.4
   Other Business                                                          2,366            3,451   -1,085   -31.4
   Corporate                                                               1,854            2,103     -249   -11.8
------------------------------------------------------------------------------------------------------------------
Total                                                                    102,054           84,701   17,353    20.5
------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    Year ended       Year ended
                                                                  March 31, 2006   March 31, 2005   Change     %
------------------------------------------------------------------------------------------------------------------
   Office Solution Business                                               57,326           53,439    3,887     7.3
   Industry Business                                                       6,631            7,450     -819   -11.0
   Other Business                                                          2,355            2,635     -280   -10.6
   Corporate                                                               1,156            3,272   -2,116   -64.7
------------------------------------------------------------------------------------------------------------------
Total                                                                     67,468           66,796      672     1.0
------------------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segments are reclassified into three categories, "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

(2) Geographic Segment Information

(Three months ended March 31, 2006 and 2005)                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           March 31, 2006       March 31, 2005      Change     %
------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                            266,036              277,023   -10,987    -4.0
      Intersegment                                                  104,444               97,677     6,767     6.9
      Total                                                         370,480              374,700    -4,220    -1.1
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               346,014              355,371    -9,357    -2.6
------------------------------------------------------------------------------------------------------------------
   Operating income                                                  24,466               19,329     5,137    26.6
      Operating income on sales in Japan(%)                             6.6                  5.2
------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                            105,305               85,645    19,660    23.0
      Intersegment                                                      472                1,345      -873   -64.9
      Total                                                         105,777               86,990    18,787    21.6
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                98,773               80,940    17,833    22.0
------------------------------------------------------------------------------------------------------------------
   Operating income                                                   7,004                6,050       954    15.8
      Operating income on sales in the Americas(%)                      6.6                  7.0
------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                            118,557              110,307     8,250     7.5
      Intersegment                                                    1,134                  774       360    46.5
      Total                                                         119,691              111,081     8,610     7.8
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               112,681              102,883     9,798     9.5
------------------------------------------------------------------------------------------------------------------
   Operating income                                                   7,010                8,198    -1,188   -14.5
      Operating income on sales in Europe(%)                            5.9                  7.4
------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                             26,402               21,331     5,071    23.8
      Intersegment                                                   30,691               24,328     6,363    26.2
      Total                                                          57,093               45,659    11,434    25.0
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                52,320               42,329     9,991    23.6
------------------------------------------------------------------------------------------------------------------
   Operating income                                                   4,773                3,330     1,443    43.3
      Operating income on sales in Other(%)                             8.4                  7.3
------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -136,741             -124,124   -12,617       -
      Total                                                        -136,741             -124,124   -12,617       -
------------------------------------------------------------------------------------------------------------------
   Operating expenses:                                             -141,509             -126,256   -15,253       -
------------------------------------------------------------------------------------------------------------------
   Operating income                                                   4,768                2,132     2,636       -
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                            516,300              494,306    21,994     4.4
      Intersegment                                                        -                    -         -       -
      Total                                                         516,300              494,306    21,994     4.4
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               468,279              455,267    13,012     2.9
------------------------------------------------------------------------------------------------------------------
   Operating income                                                  48,021               39,039     8,982    23.0
      Operating income on consolidated net sales(%)                     9.3                  7.9
------------------------------------------------------------------------------------------------------------------



Identifiable assets:                                           (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2006   March 31, 2005   Change     %
--------------------------------------------------------------------------------
   Japan                              1,220,780        1,187,190   33,590    2.8
   The Americas                         240,726          206,979   33,747   16.3
   Europe                               235,897          228,568    7,329    3.2
   Other                                 79,102           66,319   12,783   19.3
   Elimination                         -152,438         -143,410   -9,028      -
   Corporate assets                     417,116          408,023    9,093    2.2
--------------------------------------------------------------------------------
Total                                 2,041,183        1,953,669   87,514    4.5
--------------------------------------------------------------------------------

(Year ended March 31, 2006 and 2005)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                        Year ended       Year ended
                                                      March 31, 2006   March 31, 2005    Change     %
-------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                     998,797          994,499     4,298     0.4
      Intersegment                                           413,087          392,216    20,871     5.3
      Total                                                1,411,884        1,386,715    25,169     1.8
-------------------------------------------------------------------------------------------------------
   Operating expenses                                      1,312,655        1,298,640    14,015     1.1
-------------------------------------------------------------------------------------------------------
   Operating income                                           99,229           88,075    11,154    12.7
      Operating income on sales in Japan(%)                      7.0              6.4
-------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                     385,746          322,975    62,771    19.4
      Intersegment                                             7,630            7,486       144     1.9
      Total                                                  393,376          330,461    62,915    19.0
-------------------------------------------------------------------------------------------------------
   Operating expenses                                        378,108          316,651    61,457    19.4
-------------------------------------------------------------------------------------------------------
   Operating income                                           15,268           13,810     1,458    10.6
      Operating income on sales in the Americas(%)               3.9              4.2
-------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                     434,304          412,333    21,971     5.3
      Intersegment                                             4,449            3,310     1,139    34.4
      Total                                                  438,753          415,643    23,110     5.6
-------------------------------------------------------------------------------------------------------
   Operating expenses                                        417,341          391,271    26,070     6.7
-------------------------------------------------------------------------------------------------------
   Operating income                                           21,412           24,372    -2,960   -12.1
      Operating income on sales in Europe(%)                     4.9              5.9
-------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                      96,243           84,301    11,942    14.2
      Intersegment                                           104,045           89,647    14,398    16.1
      Total                                                  200,288          173,948    26,340    15.1
-------------------------------------------------------------------------------------------------------
   Operating expenses                                        185,283          162,042    23,241    14.3
-------------------------------------------------------------------------------------------------------
   Operating income                                           15,005           11,906     3,099    26.0
      Operating income on sales in Other(%)                      7.5              6.8
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                          -529,211         -492,659   -36,552       -
      Total                                                 -529,211         -492,659   -36,552       -
-------------------------------------------------------------------------------------------------------
   Operating expenses:                                      -530,311         -490,002   -40,309       -
-------------------------------------------------------------------------------------------------------
   Operating income                                            1,100           -2,657     3,757       -
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                   1,915,090        1,814,108   100,982     5.6
      Intersegment                                                 -                -         -       -
      Total                                                1,915,090        1,814,108   100,982     5.6
-------------------------------------------------------------------------------------------------------
   Operating expenses                                      1,763,076        1,678,602    84,474     5.0
-------------------------------------------------------------------------------------------------------
   Operating income                                          152,014          135,506    16,508    12.2
      Operating income on consolidated net sales(%)              7.9              7.5
-------------------------------------------------------------------------------------------------------


Identifiable assets:                                           (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2006   March 31, 2005   Change    %
--------------------------------------------------------------------------------
   Japan                              1,220,780        1,187,190   33,590    2.8
   The Americas                         240,726          206,979   33,747   16.3
   Europe                               235,897          228,568    7,329    3.2
   Other                                 79,102           66,319   12,783   19.3
   Elimination                         -152,438         -143,410   -9,028      -
   Corporate assets                     417,116          408,023    9,093    2.2
--------------------------------------------------------------------------------
Total                                 2,041,183        1,953,669   87,514    4.5
--------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2005 TO MARCH 31, 2006.
Consolidated subsidiaries:
     6 Additions
     32 Removals

Companies accounted for by the equity method:
     3 Removals

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(7) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2006 and March 31, 2005 are as follows:

                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                          March 31, 2006
-------------------------------------------------------------------------------------------------
                                                 Gross unrealized   Gross unrealized
                                         Cost      holding gains     holding losses    Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities               161                  -                  -          161
   Other                                     1                  -                  -            1
-------------------------------------------------------------------------------------------------
                                           162                  -                  -          162
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                     8,034             15,716                 37       23,713
   Corporate debt securities             6,000                 50                  -        6,050
   Other                                   171                  -                  -          171
   Nonmarketable securities (at cost)    6,485                  -                  -        6,485
-------------------------------------------------------------------------------------------------
                                        20,690             15,766                 37       36,419
-------------------------------------------------------------------------------------------------

                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                          March 31, 2005
-------------------------------------------------------------------------------------------------
                                                 Gross unrealized   Gross unrealized
                                         Cost      holding gains     holding losses    Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities               137                  -                  -          137
   Other                                     1                  -                  -            1
-------------------------------------------------------------------------------------------------
                                           138                  -                  -          138
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                     7,479              9,021                 49       16,451
   Corporate debt securities             6,000                 45                  -        6,045
   Other                                 1,229                480                  -        1,709
   Nonmarketable securities (at cost)    6,949                  -                  -        6,949
-------------------------------------------------------------------------------------------------
                                        21,657              9,546                 49       31,154
-------------------------------------------------------------------------------------------------

(2) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2006 and March 31, 2005 are as follows:

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2006
--------------------------------------------------------------------------------
                                                           Carrying    Estimated
                                                            amount    Fair value
--------------------------------------------------------------------------------
Interest rate swap agreements, net                            1,175        1,175
Foreign currency contracts-net credit                        -1,147       -1,147
Currency options-net credit                                    -270         -270
--------------------------------------------------------------------------------
Total                                                          -242         -242
--------------------------------------------------------------------------------

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2005
--------------------------------------------------------------------------------
                                                           Carrying    Estimated
                                                            amount    Fair value
--------------------------------------------------------------------------------
Interest rate swap agreements, net                            1,683        1,683
Foreign currency contracts-net credit                           181          181
Currency options                                               -813         -813
--------------------------------------------------------------------------------
Total                                                         1,051        1,051
--------------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                 March 31, 2006   March 31, 2005
--------------------------------------------------------------------------------
Account balances:
   Receivables                                            3,493            3,416
   Payables                                               2,706            2,964
--------------------------------------------------------------------------------

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2006   March 31, 2005
--------------------------------------------------------------------------------
Transactions:
   Sales                                                 20,205           19,365
   Purchases                                             25,617           27,286
   Dividend income                                        1,175            1,154
--------------------------------------------------------------------------------

(4) SUBSEQUENT EVENTS

Sales of content distribution business
--------------------------------------

On April 3, 2006, the board of directors of our subsidiary, San-Ai Co., Ltd. approved the plan to sell the content distribution business currently under the control of Giga Networks Company, a division of San-Ai, to Mobile Alliance Co., Ltd., a subsidiary of Faith, Inc. Consummation of the sale is scheduled to occur on May 31, 2006. The sale price is Yen 12.0 billion. The gain on the sale is to be reported in our forecasted consolidated business results is expected to be approximately Yen 5.0 billion, net of income tax effect.

The decision to sell the content distribution business was made based on Ricoh Group's judgment that it would be best for San-Ai Co., Ltd. and Ricoh Group as a whole if such business is able to grow and develop by meeting the expectation of customers and business partners by becoming a part of the Faith group's business and further improving the quality of services.

-APPENDIX A- (YEAR ENDED MARCH 31, 2006)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1)Financial Statements Summary (Quarterly)

                                                                                                             (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q     Change(%)     2Q     Change(%)     3Q     Change(%)     4Q     Change(%)
------------------------------------------------------------------------------------------------------------------------------
Net sales                                      452.9        3.8     470.0        7.0     475.7        7.2     516.3        4.4
Gross profit                                   194.7        2.9     193.5       10.8     201.1        4.7     210.2        5.8
Operating income                                37.2       -5.3      29.6       61.3      37.0       -4.2      48.0       23.0
Income before income taxes                      38.0       -7.8      31.3       67.0      38.7       11.7      48.0       18.3
Net income                                      23.7       -4.7      19.1       75.2      23.0        3.5      31.1       24.3
------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                     32.32          -     26.08          -     31.34          -     42.59          -
------------------------------------------------------------------------------------------------------------------------------
Total assets                                 1,899.9          -   1,948.5          -   1,990.8          -   2,041.1          -
Shareholders' equity                           879.6          -     905.6          -     929.5          -     960.2          -
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)        1,198.48          -  1,233.08          -  1,265.83          -  1,316.21          -
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities            48.3          -      25.0          -      20.1          -      83.3          -
Cash flows from investing activities           -36.0          -     -25.8          -     -29.3          -     -28.8          -
Cash flows from financing activities           -52.4          -       2.6          -      17.7          -     -27.9          -
Cash and cash equivalents at end of period     144.6          -     148.0          -     154.8          -     187.0          -
------------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                                        1Q     2Q     3Q     4Q
--------------------------------------------------------------------------------
Capital expenditures                                   34.7   23.4   21.2   22.6
Depreciation for tangible fixed assets                 15.6   15.4   17.6   18.7
--------------------------------------------------------------------------------

(3) R&D Expenditures

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                                        1Q     2Q     3Q     4Q
--------------------------------------------------------------------------------
R&D expenditures                                       25.5   29.4   27.2   28.2
R&D expenditures / Total Sales (%)                      5.6    6.3    5.7    5.5
--------------------------------------------------------------------------------

(4) Interest income (expenses) net

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                                        1Q     2Q     3Q     4Q
--------------------------------------------------------------------------------
Interest income (expenses) net                         -0.3   -0.4   -0.5   -0.9
--------------------------------------------------------------------------------

(5) Exchange Rate

--------------------------------------------------------------------------------
                                                 1Q       2Q       3Q       4Q
--------------------------------------------------------------------------------
Exchange rate (Yen/US$)                        107.60   111.22   117.24   117.01
Exchange rate (Yen/EURO)                       135.55   135.79   139.41   140.72
--------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2006 and 2005)                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                      Three months ended  Three months ended                    Change excluding
                                        March 31, 2006      March 31, 2005      Change     %     exchange mpact     %
-----------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
   Imaging Solution Business                     386,298             355,169     31,129    8.8            16,433    4.6
      Percentage of net sales (%)                   74.8                71.9
         Domestic                                152,818             153,134       -316   -0.2              -316   -0.2
         Overseas                                233,480             202,035     31,445   15.6            16,749    8.3
   Network System Solution Business               56,663              61,671     -5,008   -8.1            -5,134   -8.3
      Percentage of net sales (%)                   11.0                12.4
         Domestic                                 53,769              59,476     -5,707   -9.6            -5,707   -9.6
         Overseas                                  2,894               2,195        699   31.8               573   26.1
Office Solution Business Total                   442,961             416,840     26,121    6.3            11,299    2.7
      Percentage of net sales (%)                   85.8                84.3
   Domestic                                      206,587             212,610     -6,023   -2.8            -6,023   -2.8
   Overseas                                      236,374             204,230     32,144   15.7            17,322    8.5
      The Americas                                99,842              82,901     16,941   20.4             6,852    8.3
      Europe                                     112,186             101,998     10,188   10.0             7,326    7.2
      Other                                       24,346              19,331      5,015   25.9             3,144   16.3
-----------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                 32,462              34,557     -2,095   -6.1            -2,762   -8.0
      Percentage of net sales (%)                    6.3                 7.0
   Domestic                                       18,639              24,404     -5,765  -23.6            -5,765  -23.6
   Overseas                                       13,823              10,153      3,670   36.1             3,003   29.6
      The Americas                                 5,249               2,587      2,662  102.9             2,168   83.8
      Europe                                       4,503               4,251        252    5.9               156    3.7
      Other                                        4,071               3,315        756   22.8               679   20.5
-----------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                    40,877              42,909     -2,032   -4.7            -2,353   -5.5
      Percentage of net sales (%)                    7.9                 8.7
   Domestic                                       35,048              35,464       -416   -1.2              -416   -1.2
   Overseas                                        5,829               7,445     -1,616  -21.7            -1,937  -26.0
      The Americas                                   230                 533       -303  -56.8              -326  -61.2
      Europe                                       1,603               2,060       -457  -22.2              -495  -24.0
      Other                                        3,996               4,852       -856  -17.6            -1,116  -23.0
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                      516,300             494,306     21,994    4.4             6,184    1.3
      Percentage of net sales (%)                  100.0               100.0
   Domestic                                      260,274             272,478    -12,204   -4.5           -12,204   -4.5
      Percentage of net sales (%)                   50.4                55.1
   Overseas                                      256,026             221,828     34,198   15.4            18,388    8.3
      Percentage of net sales (%)                   49.6                44.9
         The Americas                            105,321              86,021     19,300   22.4             8,694   10.1
         Percentage of net sales (%)                20.4                17.4
      Europe                                     118,292             108,309      9,983    9.2             6,987    6.5
         Percentage of net sales (%)                22.9                21.9
      Other                                       32,413              27,498      4,915   17.9             2,707    9.8
         Percentage of net sales (%)                 6.3                 5.6
-----------------------------------------------------------------------------------------------------------------------
            Reference: Exchange rate
               US$ 1                          Yen 117.01          Yen 104.60  Yen 12.41
               EURO 1                         Yen 140.72          Yen 137.26  Yen  3.46

Each category includes the following product line:

Imaging Solution Business     Digital PPCs, color PPCs, digital duplicators,
                              facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solution       Personal computers, PC servers, network systems
Business                      and network related software

Industry Business             Thermal media, optical equipments, semiconductors,
                              electronic component and measuring equipments

Other Business                Optical discs and digital camera

                                       A2

(Year ended March 31, 2006 and 2005)                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                            Year ended       Year ended                        Change excluding
                                          March 31, 2006   March 31, 2005    Change      %      exchange impact     %
-----------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
   Imaging Solution Business                   1,446,635        1,332,299    114,336     8.6             83,873     6.3
      Percentage of net sales (%)                   75.5             73.4
         Domestic                                585,363          564,163     21,200     3.8             21,200     3.8
         Overseas                                861,272          768,136     93,136    12.1             62,673     8.2
   Network System Solution Business              190,593          199,129     -8,536    -4.3             -8,800    -4.4
      Percentage of net sales (%)                   10.0             11.0
         Domestic                                181,149          192,304    -11,155    -5.8            -11,155    -5.8
         Overseas                                  9,444            6,825      2,619    38.4              2,355    34.5
Office Solution Business Total                 1,637,228        1,531,428    105,800     6.9             75,073     4.9
   Percentage of net sales (%)                      85.5             84.4
   Domestic                                      766,512          756,467     10,045     1.3             10,045     1.3
   Overseas                                      870,716          774,961     95,755    12.4             65,028     8.4
         The Americas                            368,184          312,188     55,996    17.9             37,566    12.0
         Europe                                  412,550          385,689     26,861     7.0             18,775     4.9
         Other                                    89,982           77,084     12,898    16.7              8,687    11.3
-----------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                120,636          119,408      1,228     1.0                 10     0.0
      Percentage of net sales (%)                    6.3              6.6
   Domestic                                       72,379           80,833     -8,454   -10.5             -8,454   -10.5
   Overseas                                       48,257           38,575      9,682    25.1              8,464    21.9
      The Americas                                17,391           10,112      7,279    72.0              6,408    63.4
      Europe                                      16,049           15,338        711     4.6                435     2.8
      Other                                       14,817           13,125      1,692    12.9              1,621    12.4
-----------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                   157,226          163,272     -6,046    -3.7             -6,775    -4.1
      Percentage of net sales (%)                    8.2              9.0
   Domestic                                      133,185          135,675     -2,490    -1.8             -2,490    -1.8
   Overseas                                       24,041           27,597     -3,556   -12.9             -4,285   -15.5
      The Americas                                 1,837            3,297     -1,460   -44.3             -1,504   -45.6
      Europe                                       6,201            7,879     -1,678   -21.3             -1,783   -22.6
      Other                                       16,003           16,421       -418    -2.5               -998    -6.1
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                    1,915,090        1,814,108    100,982     5.6             68,308     3.8
      Percentage of net sales (%)                  100.0            100.0
   Domestic                                      972,076          972,975       -899    -0.1               -899    -0.1
      Percentage of net sales (%)                   50.8             53.6
   Overseas                                      943,014          841,133    101,881    12.1             69,207     8.2
      Percentage of net sales (%)                   49.2             46.4
         The Americas                            387,412          325,597     61,815    19.0             42,470    13.0
            Percentage of net sales (%)             20.2             17.9
         Europe                                  434,800          408,906     25,894     6.3             17,427     4.3
            Percentage of net sales (%)             22.7             22.5
         Other                                   120,802          106,630     14,172    13.3              9,310     8.7
            Percentage of net sales (%)              6.3              6.0
-----------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                       Yen 113.26       Yen 107.58   Yen 5.68
                  EURO 1                      Yen 137.86       Yen 135.25   Yen 2.61

Each category includes the following product line:

Imaging Solution Business          Digital PPCs, color PPCs, digital
                                   duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solution Business   Personal computers, PC servers, network
                                   systems and network related software

Industry Business                  Thermal media, optical equipments,
                                   semiconductors, electronic component and measuring equipments

Other Business                     Optical discs and digital camera

                                       A3

3. CONSOLIDATED SALES BY PREVIOUS PRODUCT CATEGORY

(Three months ended March 31, 2006 and 2005)                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                          Three months ended   Three months ended                         Change excluding
                                            March 31, 2006       March 31, 2005       Change       %       exchange impact      %
------------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
   Digital Imaging Systems                           141,860              142,583        -723      -0.5             -6,968      -4.9
      Percentage of net sales (%)                       27.5                28.8
         Domestic                                     56,223               60,962      -4,739      -7.8             -4,739      -7.8
         Overseas                                     85,637               81,621       4,016       4.9             -2,229      -2.7
   Other Imaging Systems                              37,765               37,592         173       0.5             -1,209      -3.2
      Percentage of net sales (%)                        7.3                  7.7
         Domestic                                     12,532               12,989        -457      -3.5               -457      -3.5
         Overseas                                     25,233               24,603         630       2.6               -752      -3.1
Total Imaging Solutions                              179,625              180,175        -550      -0.3             -8,177      -4.5
      Percentage of net sales (%)                       34.8                 36.5
   Domestic                                           68,755               73,951      -5,196      -7.0             -5,196      -7.0
   Overseas                                          110,870              106,224       4,646       4.4             -2,981      -2.8
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                                  217,034              184,704      32,330      17.5             24,784      13.4
      Percentage of net sales (%)                       42.0                 37.4
         Domestic                                     85,994               81,243       4,751       5.8              4,751       5.8
         Overseas                                    131,040              103,461      27,579      26.7             20,033      19.4
   Other Input/Output Systems                          2,079                4,486      -2,407     -53.7             -2,427     -54.1
      Percentage of net sales (%)                        0.4                  0.9
         Domestic                                        938                1,326        -388     -29.3               -388     -29.3
         Overseas                                      1,141                3,160      -2,019     -63.9             -2,039     -64.5
Total Network Input/Output Systems                   219,113              189,190      29,923      15.8             22,357      11.8
      Percentage of net sales (%)                       42.4                 38.3
   Domestic                                           86,932               82,569       4,363       5.3              4,363       5.3
   Overseas                                          132,181              106,621      25,560      24.0             17,994      16.9
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                              58,177               63,326      -5,149      -8.1             -5,275      -8.3
      Percentage of net sales (%)                       11.3                 12.7
   Domestic                                           55,283               61,131      -5,848      -9.6             -5,848      -9.6
   Overseas                                            2,894                2,195         699      31.8                573      26.1
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                               456,915              432,691      24,224       5.6              8,905       2.1
      Percentage of net sales (%)                       88.5                 87.5
   Domestic                                          210,970              217,651      -6,681      -3.1             -6,681      -3.1
   Overseas                                          245,945              215,040      30,905      14.4             15,586       7.2
         The Americas                                102,809               85,853      16,956      19.8              6,547       7.6
         Europe                                      116,600              106,523      10,077       9.5              7,115       6.7
         Other                                        26,536               22,664       3,872      17.1              1,924       8.5
------------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                      59,385               61,615      -2,230      -3.6             -2,721      -4.4
      Percentage of net sales (%)                       11.5                 12.5
   Domestic                                           49,304               54,827      -5,523     -10.1             -5,523     -10.1
   Overseas                                           10,081                6,788       3,293      48.5              2,802      41.3
         The Americas                                  2,512                  168       2,344   1,395.2              2,147   1,278.0
         Europe                                        1,692                1,786         -94      -5.3               -128      -7.2
         Other                                         5,877                4,834       1,043      21.6                783      16.2
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                          516,300              494,306      21,994       4.4              6,184       1.3
      Percentage of net sales (%)                      100.0                100.0
   Domestic                                          260,274              272,478     -12,204      -4.5            -12,204      -4.5
      Percentage of net sales (%)                       50.4                 55.1
   Overseas                                          256,026              221,828      34,198      15.4             18,388       8.3
      Percentage of net sales (%)                       49.6                 44.9
         The Americas                                105,321               86,021      19,300      22.4              8,694      10.1
            Percentage of net sales (%)                 20.4                 17.4
         Europe                                      118,292              108,309       9,983       9.2              6,987       6.5
            Percentage of net sales (%)                 22.9                 21.9
         Other                                        32,413               27,498       4,915      17.9              2,707       9.8
            Percentage of net sales (%)                  6.3                  5.6
------------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                           Yen 117.01           Yen 104.60   Yen 12.41
                  EURO 1                          Yen 140.72           Yen 137.26   Yen  3.46

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines

Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper

Printing Systems             MFPs (multifunctional printers), laser printers and
                             software
Other Input/Output Systems   Optical discs and system scanners

Network System Solutions     Personal computers, PC servers, network systems and
                             network related software

Other Businesses             Optical equipments, metering equipments and
                             semiconductors

                                       A4

(Year ended March 31, 2006 and 2005)                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                            Year ended       Year ended                        Change excluding
                                          March 31, 2006   March 31, 2005    Change      %      exchange impact     %
-----------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
   Digital Imaging Systems                       558,149          559,023       -874    -0.2            -13,428    -2.4
      Percentage of net sales (%)                   29.1             30.8
         Domestic                                222,421          231,526     -9,105    -3.9             -9,105    -3.9
         Overseas                                335,728          327,497      8,231     2.5             -4,323    -1.3
   Other Imaging Systems                         151,338          156,074     -4,736    -3.0             -7,596    -4.9
      Percentage of net sales (%)                    7.9              8.6
         Domestic                                 57,966           59,371     -1,405    -2.4             -1,405    -2.4
         Overseas                                 93,372           96,703     -3,331    -3.4             -6,191    -6.4
Total Imaging Solutions                          709,487          715,097     -5,610    -0.8            -21,024    -2.9
      Percentage of net sales (%)                   37.0             39.4
   Domestic                                      280,387          290,897    -10,510    -3.6            -10,510    -3.6
   Overseas                                      429,100          424,200      4,900     1.2            -10,514    -2.5
-----------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                              778,845          655,328    123,517    18.8            107,561    16.4
      Percentage of net sales (%)                   40.7             36.1
         Domestic                                315,169          283,141     32,028    11.3             32,028    11.3
         Overseas                                463,676          372,187     91,489    24.6             75,533    20.3
   Other Input/Output Systems                      9,941           15,508     -5,567   -35.9             -5,618   -36.2
      Percentage of net sales (%)                    0.5              0.9
         Domestic                                  3,048            3,247       -199    -6.1               -199    -6.1
         Overseas                                  6,893           12,261     -5,368   -43.8             -5,419   -44.2
Total Network Input/Output Systems               788,786          670,836    117,950    17.6            101,943    15.2
      Percentage of net sales (%)                   41.2             37.0
   Domestic                                      318,217          286,388     31,829    11.1             31,829    11.1
   Overseas                                      470,569          384,448     86,121    22.4             70,114    18.2
-----------------------------------------------------------------------------------------------------------------------
Network System Solutions                         196,833          205,895     -9,062    -4.4             -9,326    -4.5
      Percentage of net sales (%)                   10.3             11.3
   Domestic                                      187,389          199,070    -11,681    -5.9            -11,681    -5.9
   Overseas                                        9,444            6,825      2,619    38.4              2,355    34.5
-----------------------------------------------------------------------------------------------------------------------
Office Equipment Total                         1,695,106        1,591,828    103,278     6.5             71,593     4.5
      Percentage of net sales (%)                   88.5             87.7
   Domestic                                      785,993          776,355      9,638     1.2              9,638     1.2
   Overseas                                      909,113          815,473     93,640    11.5             61,955     7.6
      The Americas                               381,109          324,853     56,256    17.3             37,226    11.5
      Europe                                     428,933          403,574     25,359     6.3             16,986     4.2
      Other                                       99,071           87,046     12,025    13.8              7,743     8.9
-----------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                 219,984          222,280     -2,296    -1.0             -3,285    -1.5
      Percentage of net sales (%)                   11.5             12.3
   Domestic                                      186,083          196,620    -10,537    -5.4            -10,537    -5.4
   Overseas                                       33,901           25,660      8,241    32.1              7,252    28.3
      The Americas                                 6,303              744      5,559   747.2              5,244   704.8
      Europe                                       5,867            5,332        535    10.0                441     8.3
      Other                                       21,731           19,584      2,147    11.0              1,567     8.0
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                    1,915,090        1,814,108    100,982     5.6             68,308     3.8
      Percentage of net sales (%)                  100.0            100.0
   Domestic                                      972,076          972,975       -899    -0.1               -899    -0.1
      Percentage of net sales (%)                   50.8             53.6
   Overseas                                      943,014          841,133    101,881    12.1             69,207     8.2
      Percentage of net sales (%)                   49.2             46.4
         The Americas                            387,412          325,597     61,815    19.0             42,470    13.0
            Percentage of net sales (%)             20.2             17.9
         Europe                                  434,800          408,906     25,894     6.3             17,427     4.3
            Percentage of net sales (%)             22.7             22.5
         Other                                   120,802          106,630     14,172    13.3              9,310     8.7
            Percentage of net sales (%)              6.3              6.0
-----------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                       Yen 113.26       Yen 107.58   Yen 5.68
                  EURO 1                      Yen 137.86       Yen 135.25   Yen 2.61

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines

Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper

Printing Systems             MFPs(multifunctional printers), laser printers and
                             software

Other Input/Output Systems   Optical discs and system scanners

Network System Solutions     Personal computers, PC servers, network systems and
                             network related software

Other Businesses             Optical equipments, metering equipments and
                             semiconductors

                                       A5

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Year ending March 31, 2007             Half year ending September 30, 2006
                                                ----------------------------------------   ----------------------------------------
                                  Year ended               Change                 Change              Change                 Change
                                 Mar. 31, '06   Forecast      %     Forecast(*)      %     Forecast      %     Forecast(*)      %
-----------------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
Imaging Solution Business             1,446.6    1,564.5      8.1       1,553.1      7.4      739.8      6.7         724.1      4.5
   Domestic                             585.3      608.5      4.0         608.5      4.0      293.9      1.6         293.9      1.6
   Overseas                             861.2      956.0     11.0         944.6      9.7      445.9     10.4         430.2      6.5
Network system Solution
   Business                             190.5      202.1      6.0         202.1      6.0       98.3      5.5          98.3      5.5
   Domestic                             181.1      190.4      5.1         190.4      5.1       93.0      4.5          93.0      4.5
   Overseas                               9.4       11.7     23.9          11.7     23.9        5.3     27.2           5.3     27.2
Office Solution Business Total        1,637.2    1,766.6      7.9       1,755.2      7.2      838.1      6.6         822.4      4.6
   Domestic                             766.5      798.9      4.2         798.9      4.2      386.9      2.3         386.9      2.3
   Overseas                             870.7      967.7     11.1         956.3      9.8      451.2     10.6         435.5      6.7
      The Americas                      368.1      409.0     11.1         404.0      9.7      191.5      9.8         182.4      4.6
      Europe                            412.5      456.5     10.7         450.2      9.1      211.1     10.5         204.7      7.1
      Other                              89.9      102.2     13.6         102.1     13.5       48.6     14.0          48.4     13.6
-----------------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                       120.6      129.0      6.9         128.7      6.7       61.9      5.9          61.3      4.9
   Domestic                              72.3       73.4      1.4          73.4      1.4       36.2      0.3          36.2      0.3
   Overseas                              48.2       55.6     15.2          55.3     14.6       25.7     14.8          25.1     12.1
      The Americas                       17.3       21.3     22.5          21.2     21.9        9.1     10.7           8.7      5.8
      Europe                             16.0       17.3      7.8          17.1      6.5        8.6     15.1           8.4     12.4
      Other                              14.8       17.0     14.7          17.0     14.7        8.0     19.6           8.0     19.6
-----------------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                          157.2      154.4     -1.8         154.4     -1.8       77.0     -1.6          77.0     -1.6
   Domestic                             133.1      127.7     -4.1         127.7     -4.1       63.9     -4.1          63.9     -4.1
   Overseas                              24.0       26.7     11.1          26.7     11.1       13.1     12.3          13.1     12.3
      The Americas                        1.8        3.2     74.2           3.2     74.2        1.7     28.7           1.7     28.7
      Europe                              6.2        6.6      6.4           6.6      6.4        3.7     29.3           3.7     29.3
      Other                              16.0       16.9      5.6          16.9      5.6        7.7      2.9           7.7      2.9
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                           1,915.0    2,050.0      7.0       2,038.3      6.4      977.0      5.8         960.7      4.1
   Domestic                             972.0    1,000.0      2.9       1,000.0      2.9      487.0      1.3         487.0      1.3
   Overseas                             943.0    1,050.0     11.3       1,038.3     10.1      490.0     10.8         473.7      7.1
      The Americas                      387.4      433.5     11.9         428.4     10.6      202.3     10.0         192.8      4.8
      Europe                            434.8      480.4     10.5         473.9      9.0      223.4     10.9         216.8      7.6
      Other                             120.8      136.1     12.7         136.0     12.6       64.3     13.2          64.1     12.9
-----------------------------------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

 Reference:     Year ended Mar. 31, '06   Year ending Mar. 31, '07   Half year ending Sept. 30, '06
Exchange rate           (Results)                (Forecast)                    (Forecast)
    US$ 1              Yen 113.26                Yen 115.00                    Yen 115.00
   EURO 1              Yen 137.86                Yen 140.00                    Yen 140.00

Each category includes the following product line:

Imaging Solution Business          Digital PPCs, color PPCs, digital
                                   duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs
                                   (multifunctional printers), laser printers and software

Network System Solution Business   Personal computers, PC servers, network
                                   systems and network related software

Industry Business                  Thermal media, optical equipments,
                                   semiconductors, electronic component and measuring equipments

Other Business                     Optical discs and digital camera

                                       A6

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED PERFORMANCE

-----------------------------------------------------------------------------------
                                     Year ended       Year ended       Year ended
                                   March 31, 2004   March 31, 2005   March 31, 2006
-----------------------------------------------------------------------------------
Net sales (left axis)                     1,780.2          1,814.1          1,915.0
Net income (right axis)                      91.7             83.1             97.0
Return on equity (right axis)                12.6             10.0             10.6
Return on assets (right axis)                 7.7              7.1              7.8
Net income per share (left axis)           123.63           112.64           132.33
-----------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE

-----------------------------------------------------------------------------------
                                     Year ended       Year ended       Year ended
                                   March 31, 2004   March 31, 2005   March 31, 2006
-----------------------------------------------------------------------------------
Imaging Solution Business                 1,276.6          1,332.2          1,446.6
Network System Solution Business            188.5            199.1            190.5
Industry Business                           106.6            119.4            120.6
Other Business                              208.4            163.2            157.2
-----------------------------------------------------------------------------------
Imaging Solution Business                    71.7             73.4             75.5
Network System Solution Business             10.6             11.0             10.0
Industry Business                             6.0              6.6              6.3
Other Business                               11.7              9.0              8.2
Total                                       100.0            100.0            100.0
-----------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA

-----------------------------------------------------------------------------------
                                     Year ended       Year ended       Year ended
                                   March 31, 2004   March 31, 2005   March 31, 2006
-----------------------------------------------------------------------------------
Japan                                       914.0            972.9            972.0
The Americas                                326.3            325.5            387.4
Europe                                      402.3            408.9            434.8
Others                                      137.4            106.6            120.8
-----------------------------------------------------------------------------------
Japan (%)                                    51.3             53.6             50.8
The Americas (%)                             18.3             17.9             20.2
Europe (%)                                   22.6             22.5             22.7
Others (%)                                    7.8              6.0              6.3
Total                                       100.0            100.0            100.0
-----------------------------------------------------------------------------------

[SCHEDULE 4] GEOGRAPHIC SEGMENT

-----------------------------------------------------------------------------------
                                     Year ended      Year ended        Year ended
Japan                              March 31, 2004  March 31, 2005    March 31, 2006
-----------------------------------------------------------------------------------
Net sales (Billions of yen)               1,313.1          1,386.7          1,411.8
Operating income (Billions of yen)           97.3             88.0             99.2
Operating income on net sales (%)             7.4              6.4              7.0
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                     Year ended      Year ended        Year ended
The Americas                       March 31, 2004  March 31, 2005    March 31, 2006
-----------------------------------------------------------------------------------
Net sales (Billions of yen)                 320.7            330.4            393.3
Operating income (Billions of yen)           15.4             13.8             15.2
Operating income on net sales (%)             4.8              4.2              3.9
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                     Year ended      Year ended        Year ended
Europe                             March 31, 2004  March 31, 2005    March 31, 2006
-----------------------------------------------------------------------------------
Net sales (Billions of yen)                 404.4            415.6            438.7
Operating income (Billions of yen)           22.0             24.3             21.4
Operating income on net sales (%)             5.4              5.9              4.9
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                     Year ended      Year ended        Year ended
Others                             March 31, 2004  March 31, 2005    March 31, 2006
-----------------------------------------------------------------------------------
Net sales (Billions of yen)                 193.3            173.9            200.2
Operating income (Billions of yen)           10.4             11.9             15.0
Operating income on net sales (%)             5.4              6.8              7.5
-----------------------------------------------------------------------------------